SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG –––– TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 1, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)
Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, I-Mab, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). The Registration Statement is filed using a “shelf” registration process to register the resale by certain shareholders identified therein of certain number of ordinary shares of the Company, par value US$0.0001 per share, to be represented by American depositary shares (the “ADSs”). Under this shelf Registration Statement, the selling shareholders may, from time to time, offer and sell, in one or more offerings, the ordinary shares. A registration statement on Form F-6 relating to the ADSs had been separately filed with the Commission and declared effective by the Commission on January 16, 2020.

The Company’s registration statement under the Securities Act of 1933, as amended (“Securities Act”) in connection with its initial public offering of ADSs became effective on January 16, 2020. Since then, the Company has not experienced material adverse changes in its business, liquidity and financial condition.

Securities and Exchange Commission

December 1, 2020

Financial Statements

The Company has included in this submission its audited consolidated financial statements for the years ended and as of December 31, 2017, 2018 and 2019, as well as its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2020 and as of June 30, 2020.

*            *             *

Securities and Exchange Commission

December 1, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jingwu Zhang Zang, Director and Honorary Chairman, I-Mab
Jielun Zhu, Director and Chief Financial Officer, I-Mab
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP